Monetta Trust
1776-A S. Naperville Road, Suite 100
Wheaton, IL 60189-5831

April 18, 2013

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Monetta Trust (the “Trust”) Post-Effective Amendment No. 37 (“PEA 37”) to Registration Statement on Form N-1A Registration Numbers 333-54822; 811-07360

Dear Ms. Dubey:

This correspondence responds to comments received from you via telephone on March 28, 2013 with respect to PEA 37. In connection with such comments, the Trust, on behalf of each of its series (each a “Fund”), acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and the Trust’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Trust’s Registration Statement.

PROSPECTUS

Comment 1.	In the Fees and Expenses table for each Fund, please include the heading for the section of the table pertaining to “Shareholder Fees”.

Response:	The requested change has been made.

Comment 2.
In the footnote to the Fees and Expenses table for the Young Investor Fund, if the adviser is permitted to recoup fees that have been waived or Fund expenses that have been reimbursed, please describe such recoupment terms.

Response:	Under the Fund’s Agreement to Waive Fees and Reimburse Expenses, the adviser is not permitted to recoup fees waived or expenses reimbursed.

Comment 3.
For each Fund that notes that it may invest in foreign securities as part of its principal investment strategies, please add appropriate risk disclosure under “Principal Risks” with respect to the risks unique to investing in foreign securities.

Response:	The following risk disclosure has been added for each Fund in Item 4:

Foreign securities tend to be more volatile and less liquid than investments in U.S. securities and may lose value because of adverse political, social, or economic developments overseas. In addition, foreign investments may be subject to regulatory and accounting standards that differ from those of the U.S.

The following risk disclosure has been added for each Fund in Item 9:

The value of foreign securities may be affected by changes in exchange rates, as well as other factors that affect securities prices. There generally is less information publicly available about foreign securities and foreign securities markets, and there may be less government regulation and supervision of foreign issuers and foreign securities markets. Foreign securities and markets also may be affected by political and economic instabilities and may be more volatile and less liquid than domestic securities and markets.

Comment 4.
Please revise the second sentence under “Principal Investment Strategies” for the Bond Fund to more affirmatively state the Fund’s duration. This also applies to the third paragraph under “Name Risk” in the Statement of Additional Information.

Response:
The above-referenced sentence has been revised to read: “Under normal circumstances, the dollar-weighted average maturity of the Fund’s portfolio will be between 3 and 10 years.” A corresponding change has been made for Item 9 and in the Statement of Additional Information.

Comment 5.
In the Bond Fund’s disclosure under “Principal Investment Strategies”, please indicate the types of investments that may constitute the 30% of the Fund’s portfolio that is not required to be invested in investment grade debt securities.

Response:
The above-referenced section has been revised to insert “(‘Investment Grade Instruments’)” at the end of the last sentence of the first paragraph. Additionally, the following sentence is added to the end of such paragraph: “Fund securities that are not Investment Grade Instruments may include exchange-traded funds that invest in fixed-income securities and fixed-income instruments that are not rated or are rated below investment grade.”

Comment 6.	The second paragraph of the Bond Fund’s “Principal Investment Strategies” refers to “straight-debt securities of foreign issuers”. Please revise to utilize plain English.

Response:
The above-referenced sentence has been revised to read as follows: “The Fund may invest up to 25% of its assets (at time of investment) in bonds and other fixed-income securities of foreign issuers payable in U.S. dollars.” A corresponding change has been made for Item 9.

Comment 7.
Please revise the disclosure under the heading “Investment Objective, Strategies, Risks and Portfolio Holdings” to clarify the disclosure that pertains to principal strategies versus non-principal strategies.

Response:
The Registrant has confirmed that the above-referenced disclosure is exclusively regarding principal investment strategies and risks of the Funds. The above-referenced heading has been revised to read “Investment Objectives, Principal Investment Strategies and Risks and Portfolio Holdings”. Additionally, the heading “Investment Objectives and Strategies” has been revised to read “Investment Objectives and Principal Investment Strategies”. The heading “Investment Risks” has been revised to read “Principal Investment Risks”.

Comment 8.	In the Young Investor Fund disclosure in this section, please disclose that the Fund may invest up to 10% of its assets in foreign stocks.

Response:
The following sentence has been added: “The Young Investor Fund may also invest up to 10% of its net assets (measured at the time of investment) in foreign stocks, which is accomplished primarily through ADRs.”

Comment 9.
In the second paragraph under “Mid-Cap Fund”, please revise the first sentence to read “Under normal market conditions, the Fund invests at least 80% of its net assets in common stocks of companies with market capitalization between $1 billion and $10 billion.”

Response:	The requested change has been made.

Comment 10.	Under “Investment Risks” please confirm whether the “Growth Stock Risk” applies to the Young Investor Fund.

Response:	The above-referenced table has been updated to reflect that the Growth Stock Risk applies to the Young Investor Fund.

Comment 11.
The risk disclosure for “Short-Term Investment Risk” notes that each Fund is subject to risks associated with defensive positions. Please disclosure the adviser’s ability to take defensive positions in the Item 9 discussion regarding each Fund’s principal investment strategies.

Response:	The following paragraph has been added immediately above the heading “Investment Risks”:

Short-Term Investments. To earn a return on uninvested assets, meet anticipated redemptions, or for temporary defensive purposes, each Fund may invest a portion of its assets in short-term securities, including U.S. government securities and investment grade corporate debt securities. Unless otherwise specified, a short-term debt security has a maturity of one year or less.

STATEMENT OF ADDITIONAL INFORMATION

Comment 12.
Fundamental investment restriction #5 limits the amount a Fund may borrow. Please clarify in the paragraph immediately following the limitation whether the 10%/5% limits in the investment restriction apply to the Bond Fund’s borrowings in connection with transactions for options, futures and options on futures.

Response:
The above-referenced paragraph has been revised to read as follows: “The Bond Fund also may borrow money in amounts not exceeding 10% of the value of the Fund's total assets at the time of borrowing in connection with transactions for options, futures and options on futures;”.

Comment 13.
In the paragraph immediately following fundamental investment restriction #9, please state the maximum percentage of assets that the Bond Fund may devote to making margin purchases of securities for contracts on options, futures and options on futures.

Response:
The above-referenced paragraph has been revised to read as follows: “The Bond Fund may use up to 20% of the Fund’s net assets to make margin purchases of securities for contracts on options, futures and options on futures; however, the use of options, futures and options on futures is not currently part of the Fund’s principal investment strategies;”.

Comment 14.
The first sentence of the seventh paragraph under “Disclosure of Portfolio Holdings” states that “non-public disclosure of aggregate (but not individual client) portfolio holdings to other third parties may be permissible . . . .” Please clarify whether the reference to “individual client” holdings means that only the Trust’s aggregate holdings (as opposed to each Fund’s) will be disclosed. Please also clarify to who “other third parties” refers.

Response:	The above-referenced sentence has been revised to read as follows:

The non-public disclosure of Fund portfolio holdings to other third parties (such as fund evaluation services other than Morningstar and Lipper) may be permissible so long as the third party has signed a written Confidentiality Agreement that is in form and substance acceptable to, and approved by, the Funds’ Chief Compliance Officer.

Comment 15.	Please add the disclosure required by Item 16(f)(1)(vi) of Form N-1A with respect to disclosure of portfolio holdings.

Response:	The following paragraph has been inserted following the fifth paragraph in the above-referenced section:

The non-public disclosure of portfolio holdings of the Funds to third parties may only be made following a determination by the Funds’ Chief Compliance Officer that the disclosure is for a legitimate business purpose and in the best interests of the Funds’ shareholders. Only the Funds’ Chief Compliance Officer is authorized to release non-public portfolio holdings of the Funds to third parties. In considering whether the disclosure of such information is for a legitimate business purpose and in the best interests of the Funds’ shareholders, the Funds’ Chief Compliance Officer must consider the conflicts between the interests of the Funds’ shareholders or other clients of the Adviser and those of the Adviser and any affiliated person of the Funds. The Chief Compliance Officer must document any decisions regarding non-public disclosure of portfolio holdings and the rationale therefore. In connection with the oversight responsibilities by the Funds’ Board of Trustees, any documentation regarding decisions involving the non-public disclosure of portfolio holdings of the Funds to third parties must be provided to the full Board or an authorized committee of the Board.

Comment 16.	In the first sentence under “Trustees and Officers”, please insert “and officers” after “Board of Trustees”.

Response:	The requested change has been made.

Comment 17.
In the table disclosing the compensation of Trustees and officers, please include Robert J. Bacarella and note the number of series in the Trust. Please also revise footnote 2 to insert “and officers of the Trust” at the end.

Response:	The requested changes have been made.

Comment 18.	Please provide a more detailed discussion of the specific experience, qualifications, attributes, or skills of each Trustee in accordance with Item 17(b)(10) of Form N-1A.

Response:	The following disclosure has been added to the end of the second paragraph under “Leadership Structure of the Board”:

In addition to the foregoing and the information in the table above, the following experience, skills and qualifications of each respective Board member leads the Board to the conclusion that each Trustee should serve as such:

Mr. Bacarella has been in the investment management industry for more than 25 years and has served as a trustee or director of multiple investment companies, including as a Trustee of the Trust since 1993. Additionally, his experience as the CEO of the Adviser for more than 15 years provides the Board with significant insight into the Adviser’s operations and a better understanding of the strategies of the Funds.

Mr. Guy has worked in the financial services industry for more than 10 years and has particular experience in commercial banking and financing. Additionally, Mr. Guy has served as a trustee or director of multiple investment companies during the past 20 years, including as Trustee of the Trust since 1993. His experience overseeing investment companies and in banking contributes, in particular, to the Board’s understanding of Fund operations, risk management and financial controls.

Ms. Hodges has provided financial advisory services as a financial officer or consultant to a range of for-profit and not-for-profit organizations over more than 20 years. Additionally, Ms. Hodges has served as a trustee or director of multiple investment companies during the past 10 years, including as a Trustee of the Trust since 2001. Her experience overseeing investment companies and as a financial officer in banking contributes, in particular, to the Board’s understanding of Fund operations, risk management and financial controls.

Mr. Ogan has significant experience working for an investment advisory firm and as a senior operations officer of a large education and navigation products company. Additionally, Mr. Ogan has served as a trustee or director of multiple investment companies over the past 20 years, including as a Trustee of the Trust since 1993. His experience overseeing investment companies and as a corporate officer contributes, in particular, to the Board’s understanding of Fund operations and management.

Comment 19.
The second sentence of the second paragraph under “Risk Management and Oversight” states “The Board discharges risk oversight as part of its overall activities, through the delegation of such oversight to its Audit Committee and CCO.” Please clarify that the Board is ultimately responsible for oversights of the Trust’s activities.

Response:	The above-referenced sentence has been replaced with the following:

As part of its regular oversight of the Funds, the Board, directly or through a Committee, interacts with and reviews reports from, among others, the Adviser, the Funds’ CCO, the independent registered public accounting firm for the Funds, and other service providers as appropriate, regarding risks faced by the Funds and relevant risk functions.

Comment 20.	In the fourth paragraph under “Adviser”, please disclose the ways in which Robert S. Bacarella is affiliated with the adviser and the Funds.

Response:	The paragraph has been revised to read as follows:

Robert S. Bacarella, an interested Trustee and the Principal Executive Officer and President of the Trust, controls the Adviser through his ownership of 76.7% of the outstanding voting stock of the Adviser and by serving as a Director and the Chairman, Chief Executive Officer and President of the Adviser.

Comment 21.	In the paragraph following the table under “Investment Management Fees”, please revise the second sentence to refer specifically to the “Young Investor Fund”.

Response:	The requested change has been made.

Comment 22.
In the paragraph under “Code of Ethics”, please clarify whether the Code prohibits portfolio managers and other personnel from engaging in transactions involving products other than solely “equity securities” and “securities sold in private placements” (e.g., publicly-traded fixed-income instruments).

Response:	The third sentence of the above-referenced paragraph has been revised to read as follows:

Among other provisions, the Code of Ethics prohibits portfolio managers and other investment personnel from entering into any securities transaction (including those involving initial public offerings and securities sold in private placements) in which the person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership without the prior approval of the Funds' compliance officer.

PART C

Comment 23.	Please confirm whether Item 32(c) is applicable to the Funds and provide the appropriate disclosure.

Response:	The Registrant confirms that Item 32(c) is not applicable to the Trust because all fees and expenses of the Funds’ principal underwriter are paid by the adviser, rather than the Funds.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for Monetta Trust